Exhibit 99.1

Sprott Physical Gold Trust Files 2010 unaudited interim financial statements

TORONTO, Nov. 15 /CNW/ - Unaudited interim financial statements of Sprott Physical Gold Trust (NYSE Arca: PHYS, TSX: PHY.U) (the "Trust") for the third quarter of the current fiscal year have been filed by the Trust with the SEC on Form 6-K and are available both on the SEC's website at www.sec.gov and the Trust's website at www.sprottphysicalgoldtrust.com. These unaudited interim financial statements are also available at www.sedar.com. Hard copies are available, free of charge upon request. Any such requests should be directed to Email: ir@sprott.com or by calling toll free: (877) 403-2310.

In addition, the Annual Report on Form 20-F of the Trust for the fiscal year ended December 31, 2009 has been filed with the U.S. Securities and Exchange Commission (the "SEC") and is available on the SEC's and the Trust's website as well as www.sedar.com. In addition, unitholders can receive a hard copy of the Trust's report on Form 20-F, containing the Trust's complete financial statements, free of charge upon request.

About Sprott Physical Gold Trust
Sprott Physical Gold Trust is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion.  The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion.

%CIK: 0001494728

For further information:

Investor contact information:

Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com

CO: Sprott Physical Gold Trust

CNW 17:50e 15-NOV-10